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Trustmark has requested confidential treatment for certain information contained in this response letter in accordance with the Commission’s Rule 83.  Such information is marked for your reference.

June 3, 2011

FOIA Confidential Treatment Request
Mr. William Schroeder
Mr. Marc Thomas
Mr. David Lyons
Mr. Michael Clampitt
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Trustmark Corporation
File No. 000-03683
Form 10-K for the fiscal year ended December 31, 2010

Ladies and Gentlemen:

On behalf of our client, Trustmark Corporation (“Trustmark”), we submit the following responses to the comments on the above-referenced Form 10-K for the fiscal year ended December 31, 2010.  These comments were contained in the staff’s letter to Trustmark dated May 20, 2011.

Form 10-K for the Fiscal Year Ended December 31, 2010

Notes to Consolidated Financial Statements
Note 4 - Loans and Allowance for Loan Losses

1.  Comment: We note your response to comments 3 and 4 regarding the allowance for loan loss methodology.  In order to better understand how your quantitative historical data supports the look back period for both your commercial and consumer loan portfolios please provide the following:

•
In tabular format, a schedule which details net charge-offs broken down for each class of financing receivable within each of the two loan portfolio segments (commercial and consumer) for each of the last five fiscal periods and interim period of 2011.  In your response, you should also clearly explain how this quantitative data, along with the other factors you considered, supports the use of a 20-quarter rolling average for your consumer loan segment and the 3 year loss period used in your commercial loan segment;

•	Explain whether there has been any consideration given to the placing of a greater weighting on more recent periods in the determination of these loss factors;
•
Please quantify for both the commercial and consumer loan segments separately, the portion of the loan loss allowance attributable to both your quantitative and qualitative components for each of the fiscal periods presented as well as the interim period of fiscal 2011.

Response to Comment 1:

Net Charge-Offs

Trustmark has provided in Attachment 1 a schedule that details net charge-offs broken down for each class of financing receivable within each of the two loan portfolio segments (commercial and consumer) for each of the last five fiscal periods and interim period of 2011.  Confidential treatment has been requested with respect to the information contained in Attachment 1, which has been omitted from this filing and has been filed separately with the Commission.

The data in Attachment 1 support the use of a three year loss period in the commercial loan segment.  First, the commercial loan charge-offs in fiscal years 2007 and 2006 are of such a different magnitude from the charge-offs in fiscal year 2008 onward that they reflect a distinctly different economic environment.  Thus, when Management determined in 2009 to shift its loan loss period, it determined that utilizing  data from 2007 and 2006 would inappropriately skew the results downward since the data from those years were so far below data from the 2008-2009 time periods.  Results in 2010, while better than in 2008-2009, continued to bear out this determination.

In addition, as noted in Trustmark’s April 29, 2011 response to the Staff’s initial comments (the “April 29 Response Letter”), Trustmark’s commercial loan portfolio is of shorter duration than its consumer loan portfolio (a significant portion of Trustmark’s commercial loans mature in twelve months or less).  Thus, a longer duration would not align with the durational characteristics of the underlying portfolio.

On the other hand, Trustmark believes that a shorter measurement period would also not be as effective a measurement tool.  As the data demonstrate, charge-offs have remained relatively stable during the 2008-2010 time period.  Averaging these totals over a three year time-period, as opposed to using a shorter time period, protects against the risk of an outlier year moving the resulting calculation more substantially than might otherwise be warranted.  It also results in higher loss rates being utilized, by reducing the impact of gradual improvements in the charge-off data, as shown in Attachment 1 for 2010 as compared with 2009 and 2008. ***

In contrast, the 2007 and 2006 consumer loan charge-offs, though smaller in amount, are of similar magnitude as data from 2008 onward, making them relevant to the creation of, and appropriately included in, a historic loss factor for this portion of the loan portfolio.  As noted in the April 29 Response Letter, the majority of Trustmark's consumer loans are of longer duration than its commercial loans, so the longer duration of the look-back period also appropriately aligns with the nature of the underlying portfolio.  ***  In addition, and as discussed in Trustmark’s Form 10-K for the year ended December 31, 2010, Trustmark’s loan loss methodology considers both qualitative and quantitative factors in determining loan loss reserves, so quantitative historic loss factors produced by the structures described above are then evaluated in connection with the qualitative factors that are part of Trustmark’s methodology.

Consideration Given to Weighting More Recent Periods

Trustmark has considered the Staff’s suggestion regarding weighting more recent periods more heavily in determining its historic loss factors, but does not believe such weighting would be appropriate for several reasons.  First, Trustmark believes that weighting more heavily data from the most recent fiscal year, in which charge-offs slightly decreased, would enhance the impact of the decline at a time when Trustmark does not believe it is appropriate to materially reduce the level of required reserves.

Second, the allowance for loan losses is comprised of two components: a quantitative and a qualitative component.  The quantitative component is retrospective in nature, representing actual past results, whereas the qualitative component is forward-looking.  Both components contribute to the determination of loan loss allowances.  If Trustmark were to weight more recent periods more heavily in determining its historic loss factor, this quantitative component would take on a more qualitative quality, because the weighting would be based on Trustmark’s prediction of economic conditions in the coming fiscal period.  Trustmark feels it is more appropriate to capture predictive data in the qualitative component of the allowance.
        ______________________________________
*** Indicates that certain information contained herein has been omitted and filed separately with the Securities and Exchange Commission.  Confidential treatment has been requested with respect to the omitted portions.

*** Indicates that certain information contained herein has been omitted and filed separately with the Securities and Exchange Commission.  Confidential treatment has been requested with respect to the omitted portions.

Trustmark also believes that employing a consistent reserve methodology is most likely to dictate adequate reserves.  Using a true average, rather than a weighted average, abates the problem of the generation of falsely low or falsely high reserves due to the seasonality and cyclicality of loss recognition.  Finally, Trustmark is not aware that this approach is widely used by its competitors.  For the reasons set forth above, Trustmark does not believe that weighting these calculations to place greater focus on more recent results is advisable for its loan portfolios.

Portion of Loan Loss Attributable to Both Qualitative and Quantitative Components

Trustmark has provided in Attachment 2 a schedule that details the portion of Trustmark’s loan loss allowance attributable to both the quantitative and qualitative components for each of the fiscal periods presented as well as the interim period of fiscal 2011.  Confidential treatment has been requested with respect to the information contained in Attachment 2, which has been omitted from this filing and has been filed separately with the Commission.

           ***

           ***

       2.  Comment:  We note your response to comment 5.  Please confirm to us that the proposed disclosure will be presented in future filings, beginning with your June 30, 2011 Form 10-Q.

Response to Comment 2:

Trustmark will include the proposed disclosure in future filings, beginning with its Form 10-Q for the period ending June 30, 2011.

        3.  Comment:  We note your response to comment 6.  Please confirm to us that the comparative financial information and related disclosures outlined in ASU 2010-20, to be presented in the Form 10-Q for the period ending June 30, 2011 will include comparable June 30, 2010 information.  If management does not plan to include this information, please address the reasons for and basis for its exclusion in your response.
        ______________________________________

*** Indicates that certain information contained herein has been omitted and filed separately with the Securities and Exchange Commission.  Confidential treatment has been requested with respect to the omitted portions.

*** Indicates that certain information contained herein has been omitted and filed separately with the Securities and Exchange Commission.  Confidential treatment has been requested with respect to the omitted portions.

Response to Comment 3:

Trustmark will include comparable June 30, 2010 information in the comparative financial information and related disclosures outlined in ASU 2010-20 to be presented in the Form 10-Q for the period ending June 30, 2011.

* * * * *

Trustmark has authorized us to confirm, on its behalf, to the Staff the following:

•	Trustmark is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Trustmark may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal secures laws of the United States.

Should you have any questions regarding this response, please contact the undersigned at 212.841.1060 or at bbennett@cov.com, or contact Louis Greer, Treasurer, Principal Financial Officer and Principal Accounting Officer of Trustmark, at 601.208.2310 or at lgreer@trustmark.com.

Sincerely,

/s/ Bruce C. Bennett
Bruce C. Bennett

Mr. Gerard R. Host
Mr. Louis E. Greer
Mr. T. Harris Collier, III
Trustmark Corporation

Mr. R. Michael Summerford
Chair of the Audit and Finance Committee of Trustmark Corporation